Exhibit 4.42

This document is an English translation of the original Chinese text

Strategic Cooperation Agreement

This Strategic Cooperation Agreement (“this Agreement”) is executed on December 30th, 2015 in Chaoyang District, Beijing.

Party A: Cheetah Mobile Inc.

Address: PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands

Tel: 010-62927779

Contact Person: Sheng Fu

Party B: Shenzhen Tencent Computer System Co., Ltd.

Address: Tencent Building, Kejizhongyi Road, Nanshan Science and Technology Park, Shenzhen

Tel: Huateng Ma

Contact Person: 0755-86013388

Party A and Party, through amicable consultations, agree upon as follows:

Chapter I Purpose

1.              The basis of the commercial cooperation strategic partnership between both Parties is to build mutual trust, convention and tacit understanding in cooperation. Improved efficiency and joint development are the objective and fundamental interests of the cooperation between both Parties.

2.              The basic principles of the Agreement are resources, win-win, reciprocity and mutual benefit, mutual promotion, joint development, confidentiality and protection of the cooperation market.

3.              The parties shall fully utilize their advantages, complement each other’s advantages, improve competitiveness and jointly explore the market; Besides, the parties shall deeply cooperate at all aspects through themselves or respective affiliates established by them in the territory of the People’s Republic of China (any reference to Party A and Party B shall be construed accordingly). Under this Agreement, “affiliates” of Parties A shall refer to any other party directly or indirectly controlled by Party A. “Affiliates” of Parties B shall refer to any other party directly or indirectly controlled by Party B, controlling Party B or under the common control with Party B, and as well as associate of the aforesaid entities (if applicable). “Control” shall refer to the power that directly or indirectly direct or cause (other party) to direct the management and policies of a party, whether through ownership of shares of voting rights or a contract or otherwise, including (x) directly or indirectly owning 50% or more shares in that party, (y) directly or indirectly owing 50% or more voting rights in that party, or (z) directly or indirectly having the right to appoint the majority of the board of directors or similar management body of that party which shares are held by that party. The definition of “associate(s)” shall have the meaning as set forth in the listing rules of Stock Exchange of Hong Kong.

4.              The Agreement is a framework agreement, which shall serve as a guidance document for the long-term cooperation between both Parties as well as the basis for both Parties to conclude and sign relevant supplementary agreements and other agreements.

Chapter II Scope of Cooperation

1.              Party A and Party B decide to establish strategic partnership specific to joint research, joint development and exploration of operation models and cooperation models in the fields of internet and mobile internet etc. The contents of cooperation includes but not limited to: Party A shall carry out promotion, in various manners, of products of various kinds of Party B and authorized to Party B through PC products or platforms of Party A or authorized to Party A; Party A shall carry out promotion, in various manners, of products of various kinds of Party B and authorized to Party B through mobile products or platforms of Party A or authorized to Party A; Party B shall carry out promotion, in various manners, of products of various kinds of Party A and authorized to Party A through PC products or platforms of Party B or authorized to Party B; Party B shall carry out promotion, in various manners, of products of various kinds of Party A and authorized to Party A through mobile products or platforms of Party B or authorized to Party B.

2.              Party A estimates that Party B may bring Party A contracts and orders amounting to not more than RMB 495 million from January 1st, 2016 to December 31st, 2016; Party A estimates that Party B may bring Party A contracts and orders amounting to not more than RMB 587 million from January 1st, 2017 to December 31st, 2017; the transactions including such contracts and orders shall be actually executed and performed by the parties or their affiliates, and be priced as per the fair price in the market.

3.              It is estimated that Party A may bring Party B contracts and orders amounting to not more than RMB 30 million from January 1st, 2016 to December 31st, 2016; it is estimated that that Party A may bring Party B contracts and orders amounting to not more than RMB 45 million from January 1st, 2017 to December 31st, 2017; the transactions including such contracts and orders shall be actually executed and performed by the parties or their affiliates, and shall be determined at the fair market price.

4.              All transactions between Party A and Party B shall follow the following pricing principles: the industry pricing rules in fair market at the time of transaction, or cost price plus reasonable profit or by reference to the price of independent third parties.

5.              When Party B makes payment to Party A, the payment method shall refer to the business of the same kind in market at the time of transaction.

Chapter III Confidentiality

1.              Trade Secrets: any technical information and operation information of either Party, whether in public or not, including without limitation product planning, marketing plans, incentive policies, customer data, financial information etc., as well as non-patented technologies, designs, procedures, technical data, production methods and information sources etc. shall all constitute trade secrets in such respect.

2.              Confidentiality: either Party shall assume confidentiality obligations with respect to any trade secret of the other Party known by it under the Agreement; unless otherwise stipulated by the laws and regulations or required by the stock exchanges where Party A, Party B or their respective affiliates are listing, neither Party may disclose such trade secrets to any third party without written consent of the other Party. Either Party who violates this Clause shall compensate for all direct and indirect losses incurred by the other Party in full.

3.              After termination of the Agreement, both Parties shall still assume the confidentiality obligations hereunder.

Chapter IV Effectiveness, Termination of the Agreement and Miscellaneous

1.              Any dispute arising from the Agreement shall be settled through friendly consultations by both Parties. If no settlement can be reached through consultations, both Parties agree to submit the dispute to Beijing Arbitration Commission for arbitration in accordance with its rules of arbitration. The arbitral award is legally binding upon both Parties. The signature, performance and interpretation of the Agreement shall be governed by the laws of the People’s Republic of China.

2.              The Agreement is executed in quadruplicate, with each Party holding 2 copies. The valid term of the Agreement shall be from January 1st, 2016 to December 31st, 2017. However, whether the Agreement will become effective shall be subject to the approval of the board of directors and the shareholders’ meeting (if required) of Kingsoft Corporation Limited, one shareholder of Party A. The Agreement shall automatically terminate upon its expiry.

Party A: Cheetah Mobile Inc.	Party B: Shenzhen Tencent Computer System Co., Ltd.

Signed by Authorized Representative:	Signed by Authorized Representative:

/s/ Sheng Fu	Stamped with company chop of Shenzhen Tencent Computer
System Co., Ltd.

Date:	Date: